Exhibit 3.1

CERTIFICATE OF DESIGNATION

ESTABLISHING THE DESIGNATION, POWERS, PREFERENCES,

LIMITATIONS, RESTRICTIONS, AND RELATIVE RIGHTS OF

SERIES A PREFERRED STOCK

OF

Creative Medical Technology Holdings, Inc.

The undersigned, being the duly authorized and acting Senior Vice President of Creative Medical Technology Holdings, Inc., a Nevada corporation (the “Corporation”) does hereby certify that:

The Board of Directors of the Corporation has duly adopted resolutions providing for the issuance of a series of Preferred Stock in accordance with the provisions of NRS 78.195. The resolutions adopted by the Board of Directors of the Corporation are as follows:

RESOLVED, that the Board of Directors of the Corporation, pursuant to the authority conferred upon it by the Articles of Incorporation, as amended, does hereby create and provide for the issue of a series of the Preferred Stock, par value $0.001 per share, of the Corporation and does hereby fix and herein state the designation preferences and relative and other special rights of such series, the qualifications, limitations and restrictions thereof, as follows:

1.       Designation and Number of Shares. The series will be known as the Series A Preferred Stock (the “Series A Preferred Stock”), and will be a series consisting of 3,000,000 shares of the authorized but unissued preferred stock of the Corporation, having a par value of $0.001 per share. Such number of shares of Series A Preferred Stock (each a “Share” and, collectively, the “Shares”) may be increased or decreased by the Board of Directors of the Corporation from time to time, provided that the number of Shares shall not be decreased below the number of Shares then issued and outstanding, plus the number of Shares of such series reserved for issuance upon exercise of outstanding rights, options or warrants or upon the conversion or exchange of outstanding securities issued by the Corporation, nor increased above the amount authorized in the Articles of Incorporation of the Corporation.

2.       Dividends. The Holders of the Series A Preferred Stock shall be entitled to participate with the holders of Common Stock pari passu in any dividends paid or set aside for payment so that holders of the Series A Preferred Stock shall receive with respect to each share of Series A Preferred Stock an amount equal to (x) the dividend payable with respect to each share of Common Stock multiplied by (y) the number of shares (and fraction of a share, if any) of Common Stock into which such share of Series A Preferred Stock is convertible as of the record date for such dividend.

3.       Liquidation Preference.

a.       Payment. In the event of the liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the Holders of shares of Series A Preferred Stock then outstanding shall be entitled to receive, out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made or any assets distributed to the Holders of the Common Stock or any other class or series of Preferred Stock that is junior to the Series A Preferred Stock (“Junior Stock”), an amount (the “Liquidation Preference Amount”) per share of the Series A Preferred Stock equal to (i) $0.05 plus simple interest at the rate of 8% per annum from the Issue Date (as defined below) (subject to adjustment for stock splits, stock dividends, recapitalizations and the like) plus (ii) any accrued but unpaid dividends to which the Holders of Series A Preferred Stock are then entitled. If the assets of the Corporation are not sufficient to pay in full the Liquidation Preference Amount payable to the Holders of outstanding shares of the Series A Preferred Stock and any other series of Preferred Stock or any other class of stock ranking pari passu, as to rights on liquidation, dissolution or winding up, with the Series A Preferred Stock, and that was created and issued in accordance with the provisions of this Certificate of Designation, then all of said assets will be distributed among the Holders of the Series A Preferred Stock and the other classes of stock ranking pari passu with the Series A Preferred Stock ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. The liquidation payment with respect to each outstanding fractional share of Series A Preferred Stock shall be equal to a ratably proportionate amount of the full liquidation payment with respect to each outstanding share of Series A Preferred Stock. All payments for which this Section 3(a) provides shall be in cash, property (valued at its fair market value as determined by an independent appraiser reasonably acceptable to the Holders of a majority of the Series A Preferred Stock) or a combination thereof; provided, however, that no cash shall be paid to Holders of Junior Stock unless each Holder of the outstanding shares of Series A Preferred Stock has been paid in cash the full Liquidation Preference Amount to which such Holder is entitled as provided herein. After payment of the full Liquidation Preference Amount to which each Holder is entitled, such Holders of shares of Series A Preferred Stock will not be entitled to any further participation as such in any distribution of the assets of the Corporation.

b.       Certain Events Deemed a Liquidation; Election as to Consideration. Upon the consent of the Board of Directors, a consolidation or merger of the Corporation with or into any other corporation or corporations, or a sale or other disposition of all or substantially all of the assets of the Corporation, or the effectuation by the Corporation of a transaction or series of related transactions in which, following such transaction(s), the Holders of the outstanding voting power of the Corporation prior to the transaction(s) cease to hold, directly or indirectly, a majority of the outstanding voting power of the surviving entity, shall be deemed to be a liquidation, dissolution, or winding up within the meaning of this Section 3. Notwithstanding anything to the contrary herein, including Section 3(a), in the event of the occurrence of the transaction(s) in the foregoing sentence, each Holder of Series A Preferred Stock shall have the option to receive (i) an amount equal to the Liquidation Preference Amount or (ii) the amount that such Holder would have received if it had converted its Series A Preferred Stock into Common Stock immediately prior to the closing of such transaction (without giving effect to the liquidation preference of, or any dividends payable on, any other capital stock of the Corporation).

c.       Notice. Written notice of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of this Section 3, stating a payment date and the place where the distributable amounts shall be payable, shall be given by mail, postage prepaid, no less than 45 days prior to the payment date stated therein, or 20 days prior to the stockholder meeting to approve the relevant transaction, whichever is earlier, to the Holders of record of the Series A Preferred Stock at their respective addresses as the same shall appear on the books of the Corporation.

d.       Surrender of Certificates.  On the effective date of any liquidation, dissolution or winding up within the meaning of this Section 3, the Corporation shall pay cash and/or such other consideration to which the Holders of shares of Series A Preferred Stock shall be entitled under this Section 3.  Each Holder of shares of Series A Preferred Stock shall surrender the certificate or certificates representing such shares, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), at the principal executive office of the Corporation or the offices of the Transfer Agent, or shall notify the Corporation or any Transfer Agent that such certificates have been lost, stolen or destroyed and shall execute an affidavit or agreement reasonably satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection therewith (an “Affidavit of Loss”), whereupon each surrendered certificate shall be cancelled and retired.

4.       Super Voting Rights.

a.       Preferred Stock Voting Rights. Each Share of Series A Preferred Stock shall entitle the Holder thereof to vote with the holders of Common Stock, voting together as a single class, with respect to any and all matters presented to the holders of Common Stock for their action, consideration or consent, whether at any special or annual meeting of stockholders, by written action of stockholders in lieu of a meeting (to the extent permitted by the Articles of Incorporation and the Nevada Revised Statutes), or otherwise. With respect to any such vote, each Share of Series A Preferred Stock held on the record date for determining the stockholders of the Corporation eligible to participate in such vote shall entitle the Holder thereof to cast 1,000 votes, subject to adjustment pursuant to subsection (c) of this Section 4 (such number of votes, the “Preferred Stock Voting Ratio”).

b.       Limitations on Amendments to the Certificate of Designation. For so long as any Shares of Series A Preferred Stock remain outstanding, the Corporation shall not, without the written consent or affirmative vote at a meeting called for such purpose, given in person or by proxy, by Holders holding, in the aggregate, at least a majority of the outstanding Shares of Series A Preferred Stock (excluding any Shares held of record in the name of the Corporation or any of its subsidiaries), voting as a separate class, amend, alter or repeal (including by means of a merger, consolidation or otherwise) any provision of the Articles of Incorporation or this Certificate of Designation that would alter or change the rights, preferences or privileges of the Series A Preferred Stock in a manner adverse to the Holders of Shares of Series A Preferred Stock. In any case in which the Holders of Series A Preferred Stock shall be entitled to vote as a separate class pursuant to this Certificate of Designation, the Articles of Incorporation or Nevada law, each Holder shall be entitled to one vote for each Share of Series A Preferred Stock held on the record date for determining the stockholders of the Corporation eligible to vote thereon.

c.       Stock Splits, Subdivisions, Reclassifications or Combinations. In the event that the Corporation, at any time from and after the date of this Certificate of Designation, (i) pays any dividends or distributions with respect to the Common Stock, in the form of additional shares of Common Stock, or (ii) subdivides (by stock split, recapitalization, or otherwise) the outstanding shares of Common Stock into a greater number of shares, the Preferred Stock Voting Ratio in effect immediately prior to any such event, shall be proportionally increased. In the event that the Corporation, at any time from and after the date of this Certificate of Designation, combines (by reverse stock split, recapitalization, or otherwise) the outstanding Common Stock into a smaller number of shares, the Preferred Stock Voting Ratio in effect immediately prior to any such event shall be proportionally decreased. Any adjustment under this subsection (c) of this Section 4 shall become effective at the close of business on the date the dividend, subdivision or combination becomes effective, and successive adjustments shall be made, without duplication, whenever any such dividend, subdivision or combination shall occur.

d.       Statement Regarding Adjustments. Promptly following any adjustment to the Preferred Stock Voting Ratio as provided in subsection (c) of this Section 4, the Corporation shall (i) file, at the principal office of the Corporation, a statement showing in reasonable detail the facts requiring such adjustment, and, as applicable, the Preferred Stock Voting Ratio that shall be in effect after such adjustment, and (ii) deliver a copy of such statement to each Holder.

5.       Redemption at the Option of the Corporation. The Corporation shall have the following rights to redeem outstanding Shares of Series A Preferred Stock:

a.       Right to Redeem. Shares of Series A Preferred Stock shall not be redeemable prior to the fourth anniversary of the issue date of the Shares being redeemed (the “Issue Date”).

b.       Mechanics of Voluntary Redemption. On or after the fourth anniversary of the Issue Date, the Corporation, at its option, may redeem all, but not less than all, Shares of Series A Preferred Stock then outstanding from the Holders thereof by paying to the Holder a cash amount equaling $0.05 plus simple interest at the rate of 8% per annum from the Issue Date, plus all accrued and unpaid dividends thereon to the date fixed for redemption (“Redemption Price”).

c.       Redemption Price. The Redemption Price must be paid out of legally available funds to the Holder no later than the seventh business day after the Redemption Date.

6.       No Conversion Rights. Shares of Series A Preferred Stock are not convertible into any other class of securities of the Corporation.

7.       No Implied Limitations. Except as otherwise provided by express provisions of this Certificate of Designation, nothing herein shall limit, by influence or otherwise, the discretionary right of the Board of Directors to classify and reclassify and issue any shares of preferred stock and to fix or alter any terms thereof to the full extent provided in the Articles of Incorporation of the Corporation.

8.       Protective Provisions. In addition to any other rights provided by law, without first obtaining the affirmative vote or written consent of the Holders of a majority of the then-outstanding Shares of Series A Preferred Stock, the Corporation shall not amend or repeal any provision of, or add any provision to, this Certificate of Designation, if such action would adversely alter or change the preferences, rights, privileges, or powers of, or restrictions provided for the benefit of, the Series A Preferred Stock.

9.       Definitions. As used in this Certificate of Designation, the following terms shall have the following meanings:

“Common Stock” means the common stock, par value $0.001 per share, of the Corporation.

“Holder” means a holder of record of one or more Shares, as reflected in the stock records of the Corporation or the Transfer Agent, which may be treated by the Corporation and the Transfer Agent as the absolute owner of the Shares for all purposes.

“Transfer Agent” means the transfer agent that may be appointed from time to time by the Corporation to maintain a register and record transfers of record ownership of the Shares.

In Witness Whereof, the undersigned has executed this Certificate of Designation on behalf of Creative Medical Technology Holdings, Inc. this 12th day of January 2018.

/s/ Donald Dickerson
Donald Dickerson, Senior Vice-President

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